11



FORM 10-SB/A


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 10-SB/A

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
        Under section 12(b) or (g) of the Securities Exchange Act of 1934



                       NICHOLAS INVESTMENT COMPANY, INC.
                 (Name of small business issuer in its charter)

                     NEVADA                                    33-0788293
(States of other jurisdiction
of incorporation or organization)          (I.R.S. Employer Identification No.)

2220 Otay Lakes Rd #50295, Eastlake, CA.                        91915
(Address of principal executive offices)                     (Zip Code)

Issuers telephone number (619) 421-5492

Securities registered under Section 12(b) of the Exchange Act:



     Title of each class          Name of each exchange on which registered
     to be so registered             each class is to be registered

             N/A                                    N/A

        Securities registered under Section 12 (g) of the Exchange Act:

                    Common stock, par value $.001 per share
                                (Title of class)


                                (Title of class)




     At December 31, 2000, the aggregate market value of the voting stock held by non affiliates is undeterminable and is considered to be 0.

     (ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

                                 Not applicable

                   (APPLICABLE ONLY TO CORPORATE REGISTRANTS)

     As of December 31,1999, the registrant had 10,795,250 shares of common stock issued and outstanding. As of December 31, 2000 the registrant had 11,345,250 shares of common stock issued and outstanding.

                       DOCUMENTS INCORPORATED BY REFERENCE

     List hereunder the following documents if incorporated by reference and the part of the form 10-KSB (e.g., part I, part II, etc.) into which the document is incorporated: (1) Any annual report to security holders; (2) any proxy or other information statement; and (3) Any prospectus filed pursuant to rule 424 (b) or (c ) under the Securities Act of 1933: None

                        NICHOLAS INVESTMENT COMPANY, INC.

                                  FORM 10 SB/A

                                TABLE OF CONTENTS
                                                                   PAGE
                                     PART I


ITEM     1.       Description of Business    . . . . . . . .       4-5

ITEM     2.       Managements Discussion and Analysis or Plan
                  of Operation . . . . . . . . . . . . .           5-13

ITEM     3.       Description of Property . .. . . . . .           13-15

ITEM     4.       Security Ownership of Certain Beneficial
                  Owners and Management  . . . . . . . . .         15-16

ITEM     5.       Directors, Executive Officers, Promoters
                  and Control Persons . . . . . . . . . . .        16-18

ITEM     6.       Executive Compensation  . . . . . . . . . .      18

ITEM     7.       Certain Relationships and Related Transactions   18-19

ITEM     8.       Description of Securities. . . . . . . . . . .   19

                                     PART II

ITEM     1.       Market Price of and Dividends on Registrants Common Equity and
                           Other Shareholder Matters . . . . . .   19-21

ITEM     2.       Legal Proceedings  . . . . . . . . . . . . . .   21

ITEM     3.       Changes in and Disagreements with Accountants .  22

ITEM     4.       Recent Sales of Unregistered Securities  . . . . 22-23

ITEM     5.       Indemnification of Directors and Officers  . .   23

                                   PART F / S

Financial Statements . . . . . . . . . . . . . . . . . . . . . .   F1-F23
                                    PART III

ITEM     1.       Index to Exhibits . . . .. . . . . . . . . . .   S- 1

ITEM     2.       Description of Exhibits . . . . . . . . . . .    S- 1

Signatures . . . . . . . . . . . . . . . . . . . . . . . . . . .  S - 2



                                  FORM 10 SB/A

                                     PART I

ITEM     1.       Description of Business

     Nicholas Investment Company, Inc. was incorporated under the laws of Nevada on January 22, 1998, as a start up enterprise, to engage in any lawful activity as shall be appropriate under laws of the State of Nevada. Primarily, Nicholas Investment Company is in the business of acquiring and leasing real estate. Nicholas Investment raised $202,800.00 in 1998 and purchased four single-family dwellings.

     Nicholas Investment was formed to invest in Real Estate, own rental properties, notes secured by deeds of trust(s), discounted notes, or smaller properties ready for development. Rental income, note and trust deed receipts, and occasional rental property and development property sales will be the primary source of income.

     The goal of Nicholas Investment is to own rental properties free and clear as funds become available. Currently, none of the properties are owned free and clear of debt. Rental income is the main source of funds, without mortgages these monies become fully available to Nicholas Investment minus the normal costs of maintenance, repairs and management.

     The initial portfolio consists of smaller rental properties, single family homes. Nicholas Investment has acquired four single-family residential properties. All four properties are rented with a gross monthly rental income of $ 4,325.00 subject to mortgage interest, principal, taxes, home owners fees and insurance of $4,578.22 per month as of December 31, 2000. The purchase price of all four units was $ 559,132 and are subject to $ 462,335 unpaid mortgages as of December 31, 2000.

Marketing

     Marketing is the function of John N. Kirchner, Nicholas Investments President. The marketing consists of negotiating terms when purchasing, leasing, and/or selling assets owned by Nicholas Investment.

Market Research

     Market research is the function of John N. Kirchner, Nicholas Investments President. When purchasing properties to be utilized by Nicholas Investment for rental purposes or resale, market research is required for ascertaining proper rental amounts to be expected by Nicholas Investment together with the possibility of an increase in property values. Nicholas Investment intends to develop unimproved or raw land in the future, which will require research with Title Insurance companies as well as Contractors.




Competition

     All of the properties Nicholas Investments owns are located in San Diego, California. There is currently under a 5% residential rental vacancy factor in San Diego. Although there are many rental properties in San Diego, there are not many available. Therefore, there is high competition but also a very high demand for the rental property market in San Diego.

     Nicholas Investment is looking for additional properties. These properties would also be in San Diego. Any planned acquisition by Nicholas Investment would experience the same competition as the properties Nicholas Investment currently owns. Therefore, there is a very high demand for purchasing real property in San Diego. Real properties in this region are rapidly sold. Currently, management has not compiled any data profiles or parameters on real property acquisitions.

Employees

     Presently, Nicholas Investment has 2 part time employees. Management intends to hire additional employees only as needed and as funds are available. In such cases compensation to management and employees will be considered with prevailing wages for services rendered.

Facilities

     Nicholas Investment Company currently rents an office located at 2220 Otay Lakes Rd. #50295, Eastlake, CA 91915.

Legal

     Nicholas   Investment  is  not  a  party  to  any  material  pending  legal proceedings and no such action by, or to the best of its knowledge, against Nicholas Investment has been threatened.

ITEM     2.       Managements Discussion and Analysis or Plan of Operation

Overview

     Nicholas Investment became incorporated in January 22, 1998 under the laws of the state of Nevada. Nicholas Investment was originally organized to invest in real estate, rental properties, notes secured by deeds of trust(s), discounted notes or smaller properties ready for development. Nicholas
Investment has realized rental revenues as of the date hereof, management anticipates to increase rental revenues by the end of the fourth quarter or early in the first quarter of 2001. This is due to the fact of high demand for rental properties in the San Diego area.

     As of December 31, 2000, management has not yet identified any properties to acquire. None of the Nicholas real estate properties are currently for sale.



     Nicholas Investment is not required to deliver an annual report to security holders. Nicholas will send an annual report with audited financial statements upon request. The Company files reports with the Securities and Exchange Commission. Nicholas Investment Company, Inc., files 10KSB, 10QSB, 8K, proxy statements and other information with the Securities and Exchange Commission.

     The public may read and copy any materials filed for Nicholas Investment Company with the SEC at the SECs Public Reference Room at 450Fifth Street, N.W., Washington, DC 205498. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains and Internet site that contains reports and information statements regarding Nicholas Investment Company that was filed electronically with the SEC. The Internet site is www.sec.gov.

     Currently, there are four material commitments for Nicholas Investment Company. These four material commitments are the mortgage payments on the real property. These four payments are as follows; these payments include principle, interest, taxes, insurance and homeowner fees if applicable

                                          Monthly           Annual
         Address                      Commitment                Commitment

         New Salem Street             $ 1113.82                 $ 13,365.84
         Agee Street #126                865.62                   10,387.44
         Towne Centre Drive #1           907.51                   10,890.12
         Manos Drive                    1691.77                   20289.24

     It should be noted that the monthly rental income of these four rental properties is $4,325 and the properties have monthly fixed costs of $4,578.22.

     The leases on the 6216 Agee Street #126, 9250 Towne Centre Drive #1 and 7520 New Salem Street properties are month to month.

     Nicholas Investment has an inventory of four rental properties as herein described.

         ( a )  7520 New Salem St.          ( c )  6216 Agee St. # 126
                San Diego, CA.                     San Diego, CA.

         ( b )  9250 Town Center Dr. # 1    ( e )  2950 Manos Dr.
                San Diego, CA.                     San Diego, CA.


     Management does not anticipate hiring additional employees until dictated by a substantial increase in acquisitions or sales and that is dependent on Nicholas Investment having sufficient capital.

Net Operating Loss

     Nicholas Investment has accumulated approximately $304,267 of net operating loss carry forwards as of December 31, 2000, which may be offset against taxable income and income taxes in future years. The use of these losses to reduce income taxes will depend on the generation of sufficient taxable income prior to the expiration of the net operating loss carryforwards. The carryforwards expire in the year 2020. In the event of certain changes in control of Nicholas Investment, there will be an annual limitation on the amount of net operating loss carryforwards, which can be used. No tax benefit has been reported in the financial statements for the years ended December 31, 1999 or December 31, 2000.

Recent Accounting Pronouncements

     The Financial Accounting Standards Board has issued Statement of Financial Accounting Standard (SFAS) No. 128, Earnings Per Share and Statement of Financial Accounting Standards No. 129 Disclosures of Information About an Entitys Capital Structure. SFAS No. 128 provides a different method of calculating earnings per share than is currently used in accordance with Accounting Principles Board Opinion No. 15, Earnings Per Share. SFAS No. 128 provides for the calculation of Basic and Dilutive earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted earnings per share. SFAS No. 129 establishes standards for disclosing information about an entitys capital structure. SFAS No. 128 and SFAS No. 129 are effective for financial statements issued for periods ending after December 15, 1997. Their implementation did not have a material effect on the financial statements.

     The Financial Accounting Standards Board has also issued SFAS No. 131, No. 130, Reporting Comprehensive Income and SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 130 establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributors to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that displays with the same prominence as other financial statements. SFAS No. 131 supersedes SFAS No. 14 Financial Reporting for Segments of a Business Enterprise. SFAS No. 131 establishes standards on the way that public companies report financial information abut operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosure regarding products and services, geographic areas and major customer. SFAS No. 131 defines operating segments as components of Nicholas Investment about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

     SFAS 130 and 131 are effective for financial statements for periods beginning after December 15, 1997 and requires comparative information for earlier years to be restated. Results of operations and financial position were not affected by the implementation of these standards.

     The Financial Accounting Standards Board has also issued FIN44 Accounting for Certain Transactions involving Stock Compensation (an interpretation of APB Opinion No. 25). APB Opinion No. 25 Accounting for Stock Issued to Employees, was issued in October 1972. Since its issuance, questions have been raised about its application and diversity in practice has developed. During its consideration of the accounting for stock-based compensation, which lead to the issuance of SFAS No. 123, Accounting for Stock Based Compensation, the Board decided not to address practice issues related to Opinion 25 because the Board had planned to supersede Opinion 25. However, Statement 123 permits entities to continue applying Opinion 25 to stock compensation involving employees. Consequently, questions remain about the application of Opinion 25 in a number of different circumstances.

     FIN 44 clarifies the application of Opinion 25 for only certain issues. It does not address any issued related to the application of the fair value method in Statement 123. The issues addressed herein were selected after receiving input from members of both the FASB Emerging Issues Task Force and the task force on stock compensation that assisted in the development of Statement 123. Among other issues, this Interpretation clarifies (a) the definition of employee for purposes of applying Opinion 25, (b) the criteria for determining whether a plan qualified as a noncompensatory plan, (c ) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination.

     FIN 44 is effective for financial statements issued for periods ending after July 1, 2000. The implementation of FIN 44 did not have a material affect on the financial statement.

     In June 1998, the Financial Accounting Standards Board issues Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by Statements 137 and 138 in June 1999 and June 2000, respectively. These statements, which are required to be adopted for fiscal years beginning after June 15, 2000, require the Company to recognize all derivatives on the balance sheet at fair value. The statements also established new accounting rules for hedging instruments which, depending on the nature of the hedge, require that changes in the fair value of derivatives either be offset against the change in fair value of assets, liabilities or firm commitments through earnings, or be recognized in other comprehensive income until the hedged item is recognized in earnings. Any ineffective portion of a derivatives change in fair value must be immediately recognized in earnings. Prior to this statements, hedging activities related to changed in foreign exchange rates were addressed in FASB Statement No. 52, Foreign Currency Translation.

     We adopted the provisions of SFAS No. 133, as amended, on January 1, 2001, which had no affect on our results of operations and financial position.

     Staff Accounting Bulletin No. 101 (SAB 101) was released on December 3, 1999 and provides the staffs views in applying general accepted accounting principles to selected revenue recognition issues, SAB 101A was released in March 24, 2000 and delayed for one fiscal quarter the implementation date of SAB 101 for registrants with fiscal years beginning between December 16, 1999 and March 15, 2000. The statements in the staff accounting bulletins are not rules or interpretations of the Commission, nor are they published as bearing the Commissions official approval. They represent interpretations and practices followed by the Division of Corporation Finance and the Office of the Chief Accountant in administering the disclosure requirements of the Federal securities laws.

     All registrants are expected to apply the accounting and disclosures described in this bulletin. The staff, however, will not object if registrants that have not applied this accounting do not restate prior financial statements provided they report a change in accounting principle in accordance with a SPB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, no later than the fourth fiscal quarter of the fiscal year beginning after December 15, 1999. In periods subsequent to transition, registrants should disclose the amount of revenue recognized in those periods that was included in the cumulative effect adjustment. However, if registrants have not previously compiled with generally accepted accounting principles, for example, by recording revenue for products prior to delivery that did not comply with the applicable bill-and-hold guidance, those registrants should apply the guidance in APB Opinion No. 20 for the correction of an error.

     The implementation of SAB 101 did not have a material affect on our results of operations and financial position.

Inflation

     In the opinion of management, inflation will not have a material effect on the operations of Nicholas Investment Company. For example, in the event inflation reaches 2% annually, given the average price of $139,500 for the properties currently owned by Nicholas Investment, this would affect the value of the properties by approximately $2,790.00

Cautionary Statements

     This Registration Statement contains certain forward-looking statements. Nicholas Investment wishes to advise readers that actual results may differ substantially from such forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements, including, but not limited to, the following: the ability of Nicholas Investment to meet its cash and working capital needs, the ability of Nicholas Investment to successfully market its product.




Liquidity and Capital Resources

     Nicholas Investments financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, Nicholas Investment does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of Nicholas Investment to complete a limited offering of its common stock if necessary.

     Currently, there are four material commitments for Nicholas Investment Company. These four material commitments are as follows; these payments include principle, interest, taxes, insurance and homeowner fees if applicable

                          Monthly        Annual
         Address         Commitment    Commitment

New Salem Street        $1113.82   $   13,365.84
Agee Street #126          865.62       10,387.44
Towne Centre Drive #1     907.51       10,890.12
Manos Drive              1691.77       20,289.24

     It should be noted that the monthly rental income of these four rental properties is $4,325 and the properties have monthly fixed costs of $4,578.22.


     HJ & Associates, LLC. Nicholas Investment auditors have stated in their audit opinion letter that there is a substantial doubt about Nicholas Investment ability to continue as a going concern.

     As of December 31, 2000, management has recognized that there is a deficiency in liquidity. This deficiency has been noted in the notes to the financial statements and the audit opinion. Management has not yet decided a remedy.

     Nicholas Investments current capital was provided by the founders of Nicholas Investment and by two private placements for the sale of common stock. Management believes that Nicholas Investments cash requirement can be satisfied with existing capital for ninety days, if sales are sufficient to handle current operating costs. However, if Nicholas Investment does not satisfy cash requirements beyond ninety (90) days, Nicholas Investment will explore the possibility of outside funding.

     In the  event,  outside  funding is  necessary;  Nicholas  Investment  will investigate the possibility of interim financing, either debt or equity, to provide capital. Although, management has not made any arrangements or definitive agreements, Nicholas Investment would consider private funding or the private placements of its securities and/or a public offering. If Nicholas Investment experiences a substantial delay in rental revenues and is unable to secure public financing from the sale of its securities then mortgage financing would be considered.


Results of Operations

     A summary of our audited balance sheets for the years ended December 1999 and December 31, 2000 are as follows:

                      Year Ended      Year Ended
                      December 31,   December 31
                            2000        1999

Cash/Cash Equivalent      $ 47,438   $ 15,491
Total Current Assets        47,438     15,491
Total Assets              $585,899   $558,495

Current Liabilities       $ 51,357   $118,328
Long Term Liabilities      453,093    382,971
Total Liabilities         $504,450   $501,299

Stockholders Equity       $ 81,449   $ 57,196

Total Liabilities &
    Stockholders Equity   $585,899   $558,495


     As of year ended December 31, 2000 Nicholas Investment had revenues of $46,228 compared to $46,375 for the same period of 1999. As of the year ended December 31, 2000 Nicholas Investment had operating costs of $100,513 and interest expense of $34,462 compared to operating costs of $141,061 and interest expense of $32,762 for the same period of 1999. For the year ended December 31, 2000 there was a $63,246 decrease in consulting fees. This is largely attributed to the fact that Nicholas Investment Company has completed most of its formation and preparation to become a publicly traded company. Office expenses increased $18,729. Most of this increase can be attributed to the refinancing of the Manos property. Refinancing costs include appraisal fees, loan origination costs, title insurance, and closing costs. For the year ended December 31, 2000 Nicholas Investment had a net operating loss of $85,747 compared to $127,448 for the same period of 1999.

     Prospects for the future of Nicholas Investment are good. Although, Nicholas Investment is operating as a going concern, there is a housing shortage in the Southern California area. There is currently a 5% rental vacancy in San Diego. Therefore, in managements opinion, there should not be any difficulty
obtaining  higher  rental  revenues  from  Nicholas   Investments  real  estate
properties as leases are renewed. The housing shortage currently being experienced in Southern California also can be attributed not only to higher rents, but also to low vacancy levels in the residential marketplace and increased real estate values. Also, currently with the cutting of interest rates by the federal government, management will evaluate opportunities to refinance properties to more favorable rates if management deems this to be cost effective. Currently, management has not yet determined what properties to refinance or to what levels interest rates must fall in order to make any refinancing cost effective.

     As of December 31, 2000 in terms of liquidity Nicholas Investment has $47,338 in cash. Nicholas Investment also has $538,561 (net of depreciation) in real estate property, however; these real properties are subject to $462,335 of mortgage debt. Management feels that due to the housing demand in Southern California and the lowering of interest rates that these properties could easily be converted to cash within 90 days.

     Currently, there are four material commitments for Nicholas Investment Company. These four material commitments are the mortgage payments on the real property. These four payments are as follows; these payments include principle, interest, taxes, insurance and homeowner fees if applicable

                                      Monthly           Annual
         Address                    Commitment        Commitment

         New Salem Street           $1113.82         $ 13365.84
         Agee Street #126             865.62          10,387.44
         Towne Centre Drive #1        907.51          10,890.12
         Manos Drive                 1690.77          20289.24

     It should be noted that the monthly rental income of these four rental properties is $4,325 and the properties have monthly fixed costs of $4,578.22.

     Management of Nicholas Investment has also contemplated outside funding if Nicholas Investment needs to become more liquid. In the event, outside funding is necessary, Nicholas Investment will investigate the possibility of interim financing, either debt or equity, to provide capital. Although, management has not made any arrangements or definitive agreements, Nicholas Investment would consider private funding or the private placements of its securities and/or a public offering. If Nicholas Investment experiences a substantial delay in rental revenues and is unable to secure public financing from the sale of its securities then mortgage financing would be considered.



     The following summarizes the results of Nicholas Investments operations for the years ended December 31, 1999 and 2000.


                                      Years Ended
                                      December 31
                                  2000             1999
REVENUES
   Rental Income            $     49,228    $     46,375
Total Revenue                     49,228          46,375

OPERATING COSTS
  Amortization &
    Depreciation            $      8,866    $      8,866
 General & Administrative         91,647         132,195
Total Expense               $    100,513    $    141,061

INCOME (LOSS) FROM
  OPERATION                 $    (51,285)   $    (94,686)

OTHER EXPENSE
  Interest                  $     34,462    $     32,762

Loss Before Taxes                (85,747)       (127,448)

NET LOSS                         (85,747)       (127,448)

Basic Loss Per
  Common Share                      (.00)          (0.01)

Weighted Average
Number Of Common
Shares Outstanding            11,311,097      10,795,250

ITEM     3.       Description of Property

     Nicholas Investment owns four (4) properties in San Diego California. These properties are leased to others for a monthly fee. The properties are as follows:

6216 Agee St., #126, San Diego, CA 92122 condo unit
2 bed, 2 bath 1150 square feet
Purchase price:                  $   125,000.00
Present loan balance:            $    72,978.00
Annual income:                   $    10,500.00
Loan interest rate:                        8.75%
RE annual taxes:                 $     1,411.48
RE taxes monthly:                $       117.62
RE tax rate:                               1.12%
P&I Monthly:                     $       600.00
Monthly Condo Fee:               $       148.00
Insurance:                       Included in condo fee
Total Payment per Month:         $       865.62
Lease term:                      month to month; tenant has been
                                 in property for 14 years.

9250 Towne Center Dr. #1, San Diego, CA 92121 condo unit
2 bed, 2 bath 1100 square feet
Purchase price:                  $   130,000.00
Present loan balance:            $    86,328.00
Annual income:                   $    11,400.00
Loan interest rate:                        7.02%
RE annual taxes:                 $     1,470.18
RE taxes monthly:                $       122.51
RE tax rate:                               1.13%
P&I monthly:                     $       600.00
Monthly Condo Fee:               $       185.00
Insurance:                       Included in condo fee
Total Payment per Month:         $       907.51
Lease term:                      month to month tenant; has been
                                 in property for 3years.

7520 New Salem St., San Diego, CA 92126  single family home
3 bed, 2 bath 1450 square feet
Purchase price:                  $   155,000.00
Present loan balance:            $   119,429.00
Annual income:                   $    16,200.00
Loan interest rate:                        8.4%
RE annual taxes:                 $     2,253.88
RE taxes monthly:                $       187.82
RE rate:                                   1.45%
P&I monthly:                     $       885.00
Insurance per Month:             $        41.00
Total Payment per Month:            $1113.82
Lease term:                      month to month

2952 Manos Dr., San Diego, CA 92139 single family home
3 bed, 2.5 bath 1266 square feet
Purchase price:                    $   148,000.00
Present loan balance:              $   183,600.00
Annual income:                     $    13,800.00
Loan interest rate:                          7.75%
RE annual taxes:                   $     1,533.24
RE taxes monthly:                  $       127.77
RE tax rate:                                 1.03%
P&I monthly:                          $1527.00
Insurance per Month:               $        36.00
Total Payment per Month:           $1690.77.
Lease term:                        expires 8/31/2001; Lease has been
                                   renewed for 1 year.

     * It should be noted that this chart was calculated as of December 31, 2000.

     Nicholas Investment occupancy rate is 100% as of December 31, 2000. All properties owned by Nicholas are residential and no business is conducted within these properties. Nicholas Investment Companys real property holdings are depreciated on a straight-line basis. The useful lives of the real property is
39.5 years for accounting purposes.

     Towne Center Drive and Agee Street are two bedroom two bath condominiums. These properties are in excellent rental condition. The exterior is maintained by the homeowners association and the interiors have been updated and are in excellent condition. New Salem Street is a three-bedroom two-bath two-car garage house that was refurbished prior to the present tenant. Manos Drive is a three bedroom one and a quarter bath two car garage that was refurbished prior to the present tenant. Both houses are in excellent condition. There are no plans to further renovate, improve or develop any of Nicholas real properties. Management believes the properties are adequately covered by insurance.

     All of the properties Nicholas Investments owns are located in San Diego, California. There is currently under a 5% residential rental vacancy in San Diego. Although there are many rental properties in San Diego, there are not many available. Therefore, there is high competition but also a very high demand for the rental property market in San Diego.

     Nicholas Investment is looking for additional properties. These properties would also be in San Diego. So any planned acquisition by Nicholas Investment would experience the same competition as the properties Nicholas Investment currently owns. Currently, there are no options, contract, or agreements to sell or purchase any real properties.

     Currently, management has not set any limitations on the percentage of assets, which may be invested in a single investment. The only restriction on any single investment is that the candidate investment be for residential use. Management has not set any limitations on the number of mortgages, which may be placed on any one piece of property.

     Nicholas Investment determines residential to be single family dwellings, town homes, condos, duplexes, triplexes, and even raw land intended for residential development.

ITEM     4.       Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth information, to the best of Nicholas Investments knowledge, as of December 31, 2000, with respect to each person known by Nicholas Investment to own beneficially more than 5% of the outstanding Common Stock, each director and all directors and officers as a group.


         Name and                Title of   Type of  Amount           Percentage
         Address                   Class       Ownership         Owned

         John Kirchner    (1)      Common       Beneficial       800,000     7%
         PO Box 81848
         San Diego, CA 92138

         Lynn D. Shaeffer(2)       Common       Beneficial     3,020,836    27%
         PO Box 81848
         San Diego, CA 92138

         Wayne Kirchner  (3)       Common       Beneficial     2,916,666    26%
         PO Box 81165
         San Diego, CA 92138

         Deborah L. Wayne (4)      Common        Beneficial   2,916,666     26%
         PO Box 81165
         San Diego, CA 92138

         Management as a Group                                9,654,168     85%

         Other 5% Investors

         Jonathan MacMill  (5)     Common        Beneficial     520,833    4.5%
         PO Box 81165
         San Diego, CA 92138

         Brittany Kirchner (6)     Common        Beneficial     520,833    4.5%
         PO Box 81165
         San Diego, CA 92138

(1)John Kirchner, Nicholas Investment Companys president, directly holds 400,000 shares of common stock. Pfishski Corp a management company 100% owned by John Kirchner also owns 400,000, which is included in John Kirchner total shares. Therefore, John Kirchner directly controls 800,000 shares of common stock (2) Wife of John Kirchner and is an officer and director of Pfishski Corporation.
(3) Son of John Kirchner (4) Daughter of John Kirchner and is an officer and director of Pfishski Corporation. (5) Grandson of John Kirchner and son of Deborah L. Wayne (6) Granddaughter of John Kirchner and daughter of Wayne Kirchner.

     The above percentages are based on 11,345,250 outstanding common shares as of December 31, 2000.


ITEM     5.       Directors, Executive Officers, Promoters and Control Persons

Executive Officers and Directors

   The executive officers and directors of Nicholas Investment are as follows:

         Name         Age         Position
John N. Kirchner (1)   66   Chairman, President and CEO
Deborah L. Wayne(2)    47   Vice President, Director
Lynn D. Shaeffer(3)    49   Secretary/Treasures, Director


     (1) John Kirchner the CEO and chairman of Nicholas Investment, the husband of Lynn D. Schaefer and father of Deborah L. Wayne.

     (2) Deborah L. Wayne is the daughter of John Kirchner, Nicholas Investment CEO and chairman.

     (3) Lynn D. Schaefer is the wife of John Kirchner, Nicholas Investment CEO chairman

     There are no employment agreements with executive officers.

     All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. Directors will be elected at the annual meetings to serve for one-year terms. There are no agreements with respect to the election of directors. Nicholas Investment has not compensated its directors for service on the Board of Directors or any committee thereof. Any non-employee director of Nicholas Investment shall be reimbursed for expenses incurred for attendance at meetings of the Board of Directors and any committee of the Board of Directors. The Executive Committee of the Board of Directors, to the extent permitted under Nevada law, consists of the two directors and exercises all of the power and authority of the Board of Directors in the management of the business and affairs of Nicholas Investment between meetings of the Board of Directors. Each executive officer is appointed by and serves at the discretion of the Board of Directors.

     None of the officers and/or directors of Nicholas Investment are officers or directors of any other publicly traded corporation, nor have any of the affiliates or promoters of Nicholas Investment filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, or the subject or any order, judgment, or decree involving the violation of any state or federal securities laws within the past five years.

     The directors will initially devote their time to Nicholas Investments affairs on an as needed basis, the exact amount of which is undetermined at this time. John N. Kirchner currently devotes approximately 25 to 30 hours per week to Nicholas Investments business. If Nicholas Investment begins to generate revenues, Nicholas Investments Vice President will devote approximately 10 to 15 hours a week primarily as Nicholas Investments property manager. Both persons are prepared to increase the time they devote to Nicholas Investment should such a need arise. Presently, there are no other persons whose activities are material to Nicholas Investments operations other than Nicholas Investments corporate counsel, Carmine Bua, Attorney at Law.

     The business experience of each of the persons listed above during the past five years is as follows:

     John N. Kirchner has served as Treasurer and President/ CEO of Nicholas Investment since 1998. Mr. Kirchner has extensive experience in the management and development of real properties. Mr. Kirchner has in excess of twenty-five years experience in finance and real estate.

     Deborah L. Wayne has served as Vice President of Nicholas Investment and as property manager since 1998. From 1995 to 1997 she had her own document sign up business. The document sign up business that Deborah L. Wayne owned, notarized signatures on loan documents. Mrs. Wayne has been a California Real Estate Broker since 1983. She is an officer and director of Pfishski Corporation. Her main field of experience is rental property management and development of real properties.

     Lynn D. Shaeffer has served as Vice President and secretary of Nicholas Investment since 1998. Mrs. Shaeffer has served as Vice President of Wayne Financial Inc. and Pfishski Corporation. Wayne Financial, Inc. is a real estate investment and development company. Pfishski Corporation is a property management company. From 1995 to 1997 she has been instrumental in real estate finance and real estate property management for both the above companies. She graduated from the University of Hawaii in 1973, and has been a dental hygienist in the San Diego area since 1976. She is an officer and director of Pfishski Corporation.Mrs. Shaeffer is married to John N. Kirchner the Companys Treasurer and President.

ITEM     6.       Executive Compensation

     The Nicholas Investment does not have a bonus, profit sharing, or deferred compensation plan for the benefit of its employees, officers or directors.
         Name
         And                                                     Other
         Principal                                               Annual
         Position          Year             Salary    Bonus      Compensation

         CEO
         John Kirchner     1999             $40,000       0          0
                           2000             $20,000

     No executive officer or director receives over $100,000. The directors of Nicholas Investment Company, Inc., do not receive compensation.

     It should be noted that the $40,000 paid to John Kirchner for salary in 1999 was paid in shares of Nicholas Investment common stock. The $20,000 in salary for John Kirchner is accrued as a payable on the books of Nicholas Investment Company, Inc. The Company has not yet decided whether to clear this debt by issuing Mr. Kirchner stock or cash.

ITEM     7.       Certain Relationships and Related Transactions

     Nicholas Investments officers and directors are subject to the doctrine of corporate opportunities only insofar as it applies to business opportunities in which Nicholas Investment has indicated an interest, either through its proposed business plan or by way of an express statement of interest contained in
Nicholas   Investments  minutes.  If  directors  are  presented  with  business opportunities that may conflict with business interests identified by the Nicholas Investment, such opportunities must be promptly disclosed to the Board of Directors and made available to Nicholas Investment. In the event the Board shall reject an opportunity so presented and only in that event, any of Nicholas Investments officers and directors may avail themselves of such an opportunity. Every effort will be made to resolve any conflicts that may arise in favor of Nicholas Investment. There can be no assurance, however, that these efforts will be successful.

     Nicholas Investment issued 200,000 shares of common stock to John Kirchner and 200,000 shares of common stock to Pfishski Corporation on March 10, 2000. This was for services accrued in 1999. The shares were valued at $.20 per share for a total of $40,000 each. John Kirchner oversees the day to day business operations of Nicholas Investment Company. Pfishski Corporation oversees the property management aspect of the business operations.

ITEM     8.       Description of Securities

Common Stock

     Nicholas Investment is authorized to issue 50,000,000 shares of Common Stock, par value $.001 per share, of which 10,795,250 shares were issued and outstanding as of December 31, 1999 and 11,345,250 as of December 31, 2000 respectively. All shares of Common Stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of Common Stock entitles the holder thereof to (i) one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders; (ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available therefor; and (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Nicholas Investment. Stockholders of the Nicholas Investment have no preemptive rights to acquire additional shares of Common Stock or any other securities. The Common Stock is not subject to redemption and carries no subscription or conversion rights. All outstanding shares of Common Stock are fully paid and non-assessable.

     An acquisition which causes a change of control would necessarily need the approval of the majority of the shareholders. No anti-takeover provisions exist in the corporate by-laws.

                                     PART II

     ITEM 1. Market Price of and Dividends on the Registrants Common Equity and Other Shareholder Matters

     Prior to the filing of this registration statement, no shares of Nicholas Investments Common Stock have been registered with the Securities and Exchange Commission (the Commission) or any state securities agency of authority.
Nicholas   Investments   Common   Stock  is   eligible  to  be  traded  in  the
over-the-counter market upon the filing of this Form 10SB and the clearings and comments thereto by the Commission.

     The ability of an individual shareholder to trade their shares in a particular state may be subject to various rules and regulations of that state. A number of states require that an issuers securities be registered in their state or appropriately exempted from registration before the securities are permitted to trade in that state. Presently, Nicholas Investment has no plans to register its securities in any particular state. Further, most likely Nicholas Investments shares will be subject to the provisions of Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934, as amended (the Exchange Act), commonly referred to as the penny stock rule. Section 15(g) sets forth-certain requirements for transactions in penny stocks and rule 15g-9(d)(1) incorporates the definition of penny stock as that used in Rule 3a51-1 of the Exchange Act. In the opinion of management Nicholas Investment Company fits the definition of a penny stock which is described as follows.

     The Commission generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exception. Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the Commission; authorized for quotation on the NASDAQ stock Market; issued by a registered investment Nicholas Investment; excluded from the definition on the basis of price (at least $5.00 per share) or the issuers net tangible assets; or exempted from the definition by the Commission. If Nicholas Investments shares are deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors, generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse.

     For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such security and must have received the purchasers written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker-dealers to trade and/or maintain a market in Nicholas Investments Common Stock and may affect the ability of shareholders to sell their shares.

There are three main exemptions to the penny stock rule.

1.       A Company whose stock is priced at $5.00 or above per share.
2.       A Company whose net worth exceeds $5,000,000.
3.       A Company over five years old with a net worth of $2,500,000.

     A broker/dealer selling to other than established customers or accredited investors must do so on an unsolicited basis.

     As of December 31, 1998 and December 31, 1999 there were 21 shareholders and as September 30, 2000 there were 35 shareholders respectfully of record of Nicholas Investments Common Stock. Because the Nicholas Investment does not presently trade, no trading history is presented herein.

     As of December 31, 1999 and December 31, 2000, Nicholas Investment had issued and outstanding 10,795,250 and 11,345,250 shares respectfully. Of the 11,345,250 shares of common stock that was outstanding as of December 31, 2000 10,830,667 common shares were issued in private transactions under Section 4(2) of the Securities Act and bear a restrictive legend. 150,000 shares of common stock were issued pursuant to Section 4(2) of the Securities Act. The 150,000 shares of common stock were issued pursuant to Regulation D Rule 504 in March of 1999 and are exempt from registration and do not bear a restrictive legend. None of these shares are owned by affiliates of the Company. There are an additional 364,583 shares of common stock that while issued on a restricted basis would qualify under 144K should a public market be available. The 364,583 shares of common stock could qualify under 144K are not owned by affiliates of the Company.

     The 10,830,667 shares considered restricted securities are held by affiliates or control shareholders. These 10,830,667 shares were issued as restrictive securities and may not be sold unless registered or an exemption is available. 514,583 shares were issued and restricted from sale unless an exemption from registration is available, i.e., 144K. 85% of the outstanding shares are held by management. Management together as a group with Jonathan MacMillan and Brittany Kirchner represent 94% of the outstanding shares. 514,583 shares of the outstanding common shares are not held by affiliates.

     The 94% of the outstanding shares are considered restricted securities are held presently by affiliates and/or controlling shareholders of Nicholas Investment. These shares may be sold pursuant to Rule 144 in the future, subject to the volume and other limitations set forth under Rule 144. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares of Nicholas Investment for at least one year, including any person who may be deemed to be an affiliate of the Nicholas Investment (as the term affiliate is defined under the Act), is entitled to sell, within any three-month period, an amount of shares that does not exceed the greater of (i) the average weekly trading volume in the Nicholas Investments Common Stock, as reported through the automated quotation system of a registered securities association, during the four calendar weeks preceding such sale or (ii) 1% of the shares then outstanding. A person who is not deemed to be an affiliate of Nicholas Investment and has not been an affiliate for the most recent three months, and who has held restricted shares for a least two years would be entitled to sell such shares without regard to the resale limitations of Rule 144.

     Generally, the shares of restricted stock may not be sold or otherwise transferred unless first registered under the Act or unless there is an appropriate exemption from registration available.




Dividend Policy

     Nicholas Investment has not declared or paid cash dividends or made distributions in the past, and the Nicholas Investment does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. Nicholas Investment currently intends to retain and invest future earnings to finance its operations.

ITEM     2.       Legal Proceedings

     There presently are no material pending legal proceedings to which Nicholas Investment or any of its subsidiaries in a party or to which any of its property is subject and, to the best of its knowledge, no such actions against Nicholas Investment are contemplated or threatened.

ITEM     3.       Changes in and Disagreements with Accountants

     There have been no changes in or disagreements with accountants. It should be noted that HJ & Associates, LLC. was formerly known as Jones, Jensen, & Company.

ITEM     4.       Recent Sales of Unregistered Securities

     Nicholas Investment was incorporated January 22, 1998 under the laws of state of Nevada. Nicholas Investment was originally organized to invest in real estate, rental properties, notes secured by deeds of trust(s), discounted notes, or smaller properties ready for development.

     On March 18, 1998 Nicholas Investment issued 10,416,667 shares of common stock with a of $.001 par value for $.02 per share or $208,333. On May 18, 1998 Nicholas Investment issued 14,000 shares to fourteen (14) people for cash pursuant to Section 4 (2) of the Securities Act of 1933 for $.20 per share or $2,800.00. The fourteen people are Emily Scholte 1000 shares, Steve Packard 1000 shares, Robert Dillen 1000 shares, Robert Mohler 1000 shares, Joseph Weber 1000 shares, Raymond J. Kirchner 1000 shares, Mary Berrey 1000 shares, Ralph Scholte 1000 shares, Gail Packard 1000 shares, Virginia Dillen 1000 shares, Florence Schuck 1000 shares, Deborah Weber 1000 shares, Holanda Kirchner 1000 shares, and Frances Kirchner 1000 shares. Nicholas Investment issued 364,583 shares of common stock at $.20 per share on July 10, 1998 to RB Capital and Equities for consulting services. The July 10, 1998 issuance to RB Capital and Equities, Inc., was issued for services based on a resolution and contract dated January 20, 1998 in accordance with Section 4(2) of the 1933 Securities Act.

     On March 16, 2000 Nicholas Investment issued 200,000 shares of common stock at $.20 per share for a total of $40,000 to both John Kirchner and Pfishski Corporation for services that were accrued as of December 31, 1999. Total consideration paid to Kirchner and Pfishski for the accrued services was $80,000. Cash consideration was not received as consideration for the shares. Nicholas Investment also issued 150,000 shares of common stock on March 10, 2000 pursuant to the Regulation D 504 offering filed February 5, 1999. Nicholas Investment issued 50,000 shares to each Gary DeGano, Robert Bryson and RB Capital and Equities for consulting fees that were accrued in 1999. The shares were issued at $.20 per share for a total of $10,000 to each party. Total consideration paid to Gary DeGano, Robert Bryson and RB Capital & Equities, Inc. for the accrued services was $30,000.00. Cash consideration was not received as consideration for shares.

     The March 16, 2000 issuance to John Kirchner and Pfishski Corporation was in payment of management services in accordance with Section 4(2) of the 1933 Securities Act.

     Each purchaser was required to complete and sign a written subscription Agreement representing that they had read the Disclosure Statement and that the offering was subject to various risks. Pursuant to Rule 504(b)(1) of Regulation D, the provisions of Rule 502(c) and (d) shall not apply to offers and sales made under Rule 504. Generally, Rule 502(d) provides that: exempt as provided in Rule 504(b)(1), securities acquired in a transaction under Regulation D shall have the status of securities acquired in a transaction under Section 4(2) of the Act and cannot be resold without registration under the Act or an exemption therefrom.

     Because Nicholas Investments intent and good faith belief was that the offering qualified under Rule 504(b)(1) of Regulation D, purchasers of Nicholas Investments Common Stock may be permitted to resell their shares without registration under the Act pursuant to Rule 502(d). As such, certificates representing these shares do not bear any restrictive legends.

ITEM     5.       Indemnification of Directors and Officers

     As permitted by the provisions of the Nevada Revised Statutes (the NRS), Nicholas Investment has the power to indemnify any person made a party to an action, suit or proceeding by reason of the fact that they are or were a director, officer, employee or agent of the Nicholas Investment, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any such action, suit or proceeding if they acted in good faith and in a manner which they reasonably believed to be in, or not opposed to, the best interest of Nicholas Investment and, in any criminal action or proceeding, they had no reasonable cause to believe their conduct was unlawful. Termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which they reasonably believed to be in or not opposed to the best interests of Nicholas Investment, and, in any criminal action or proceeding, they had no reasonable cause to believe their conduct was unlawful.

     Nicholas Investment must indemnify a director, officer, employee or agent of Nicholas Investment who is successful, on the merits or otherwise, in the defense of any action, suit or proceeding, or in defense of any claim, issue, or matter in the proceeding, to which they are a party because they are or were a director, officer employee or agent of Nicholas Investment against expenses actually and reasonably incurred by them in connection with the defense.

     Nicholas Investment may provide to pay the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding as the expenses are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that they are not entitled to be indemnified by Nicholas Investment.

     The NRS also permits a corporation to purchase and maintain liability insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the Nicholas Investment, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against them and liability and expenses incurred by them in their capacity as a director, officer, employee or agent, or arising out of their status as such, whether or not Nicholas Investment has the authority to indemnify them against such liability and expenses. Presently, Nicholas Investment does not carry such insurance.

Transfer Agent

     Nicholas Investment has designated Holladay Stock Transfer, Inc., 2939 North 67th Place, Scottsdale, Arizona 85251, as its transfer agent.

                                   PART F / S

     Nicholas Investments financial statements for the fiscal year ended December 31, 1999 and 2000 have been examined to the extent indicated in their reports by HJ Associates, LLC. independent certified public accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein in response to Item 15 of this Form 10-SB.










                           NICHOLAS INVESTMENT COMPANY

                              FINANCIAL STATEMENTS

                                December 31, 2000









                                       F-1




                                 C O N T E N T S


Independent Auditors Report......................................... 3

Balance Sheet........................................................ 4

Statements of Operations............................................. 5

Statements of Stockholders  Equity................................... 6

Statements of Cash Flows............................................. 7

Notes to the Financial Statements.................................... 8

















                                       F-2

                          INDEPENDENT AUDITORS REPORT


To the Board of Directors
Nicholas Investment Company, Inc.
San Diego, California


We have audited the accompanying balance sheet of Nicholas Investment Company, Inc., as of December 31, 2000 and the related statements of operations, stockholders equity and cash flows for the years ended December 31, 2000 and 1999 and from inception on January 22, 1998 through December 31, 2000. These financial statements are the responsibility of the Companys management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nicholas Investment Company, Inc. as of December 31, 2000 and the results of its operations and its cash flows for the years ended December 31, 2000 and 1999 and from inception on January 22, 1998 through December 31, 2000 in conformity with generally accepted accounting principles.

In accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company is a development stage company with no significant operating results to date, which raises substantial doubt about its ability to continue as a going concern. Managements plans in regard to these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of the uncertainty.


/S/ HJ & Associates, LLC
HJ & Associates, LLC
Salt Lake City, Utah
February 16, 2001









                                                                  F-3

   The accompanying notes are an integral part of these financial statements.



                           NICHOLAS INVESTMENT COMPANY
                                  Balance Sheet

                                     ASSETS

                                                            December 31,
                                                                2000

CURRENT ASSETS

   Cash$                                                        47,338

     Total Current Assets                                       47,338

PROPERTY - NET (Note 3)                                        538,561

     TOTAL ASSETS                                            $ 585,899

                      LIABILITIES AND STOCKHOLDERS EQUITY

CURRENT LIABILITIES

   Accounts payable                                              2,115
   Accrued expenses                                             40,000
   Notes payable, current portion (Note 4)                       9,242
     Total Current Liabilities                                  51,357
LONG-TERM LIABILITIES

   Notes payable (Note 4)                                       453,093

     Total Long-Term Liabilities                                453,093

     Total Liabilities                                          504,450

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS EQUITY

   Common stock: $0.001 par value, authorized 100,000,000
    shares; 11,345,250 shares issued and outstanding             11,345
   Additional paid-in capital                                   374,371
   Accumulated deficit                                         (304,267)

     Total Stockholders Equity                                   81,449

     TOTAL LIABILITIES AND STOCKHOLDERS EQUITY                $ 585,899
                                                                 F-4


                           NICHOLAS INVESTMENT COMPANY
                            Statements of Operations

                                                       For the Years Ended
                                                           December 31,
                                                 2000             1999

REVENUES

   Rental revenue                                49,228    $     46,375

     Total Revenues                              49,228          46,375

OPERATING COSTS

   Amortization and depreciation                  8,866           8,866
   General and administrative                    91,647         132,195

     Total Operating Costs                      100,513         141,061

INCOME (LOSS) FROM OPERATIONS                   (51,285)        (94,686)

OTHER EXPENSE

   Interest expense                              34,462          32,762

     Total Other Expense                         34,462          32,762

LOSS BEFORE TAXES                               (85,747)       (127,448)

INCOME TAX EXPENSE                                    -               -

NET LOSS                                    $   (85,747)    $  (127,448)

BASIC INCOME (LOSS) PER COMMON SHARE        $     (0.00)    $    (0.01)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
 OUTSTANDING                                 11,311,097      10,795,250






                                                                  F-5

                        NICHOLAS INVESTMENT COMPANY, INC.
                        Statements of Stockholders Equity


                                          Common Stock
                                      Shares         Amount

Balance, December 31, 1998          10,795,250   $   10,795

Net loss for the year ended
 December 31, 1999                           -            -

Balance, December 31, 1999          10,795,250       10,795

March 16, 2000 common stock
 issued at $0.20 per share for
 conversion of related party debt      550,000          550

Net loss for the year ended
 December 31, 2000                           -            -

Balance, December 31, 2000          11,345,250   $   11,345







                                   Additional    Accumulated
                                    paid in       Deficit
                                    Capital

Balance, December 31, 1998          $ 264,921   $ (91,072)

Net loss for the year ended
 December 31, 1999                          -    (127,448)

Balance, December 31, 1999            264,921    (218,520)

March 16, 2000 common stock
 issued at $0.20 per share for
 conversion of related party debt     109,450           -

Net loss for the year ended
 December 31, 2000                          -     (85,747)

Balance, December 31, 2000          $ 374,371   $(304,267)







                                                                  F-6



                        NICHOLAS INVESTMENT COMPANY, INC.
                            Statements of Cash Flows
                                                        For the Years Ended
                                                             December 31,
                                                        2000             1999

CASH FLOWS FROM OPERATING ACTIVITIES:
 Income (loss) from operations                    $    (85,747) $    (127,448)
   Adjustments to reconcile net income to net cash used by
    operating activities:
     Common stock issued for services                       -            -
     Amortization and depreciation expense                 8,866        8,866
   Changes in operating assets and liabilities:
   Increase (decrease) in accounts payable                 2,116      105,000
     Increase (decrease) in accrued expenses              38,694        1,306

       Net Cash (Used) by Operating Activities            (36,071)     (12,276)

CASH FLOWS FROM INVESTING ACTIVITIES:

   Purchase of property                                    (4,424)         -

       Net Cash (Used) by Investing Activities             (4,424)         -

CASH FLOWS FROM FINANCING ACTIVITIES:

   Proceeds from long-term debt                            76,306          -
   Principal payments in long-term debt                    (3,964)      (4,146)
   Common stock issued for cash                               -            -

       Net Cash Provided (Used) by Financing Activities    72,342       (4,146)

INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS                                                31,847      (16,422)

CASH AND CASH EQUIVALENTS AT BEGINNING
 OF PERIOD                                                  15,491       31,913

CASH AND CASH EQUIVALENTS AT END OF PERIOD               $  47,338    $  15,491

Cash paid for:

   Interest                                              $  34,462    $  32,762
   Income taxes                                          $     -      $      -

Non-Cash Financing Activities:
   Real estate purchased for notes payable               $     -      $      -
   Common stock issued for conversion
   of related party debt                                 $ 110,000    $     -
                                       F-7


                         ICHOLAS INVESTMENT COMPANY, INC
                        Notes to the Financial Statements
                                December 31, 2000


NOTE 1 -       ORGANIZATION AND DESCRIPTION OF BUSINESS

On January 22, 1998, the Company was incorporated under the laws of Nevada as Nicholas Investment Company, Inc. to engage in any lawful activity as shall be appropriate under laws of the State of Nevada. Primarily, the Company is in the business of acquiring and leasing real estate.

The Company has authorized 100,000,000 shares of $0.001 par value common stock.
NOTE 2 -       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

               a.  Accounting Method

The Companys financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year end.

               b.  Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

               c.  Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

               d. Basic Loss Per Share

SFAS No. 128 provides for the calculation of Basic and Diluted income (loss)
per share. Basic income (loss) per share includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted income (loss) per share reflects the potential dilution of securities that could share in the earnings of an entity that were outstanding for the period. At December 31, 2000 and 1999, the Company had no potentially dilutive instruments outstanding.
                                                  For the Years Ended
                                                     December 31,
                                              2000              1999

Numerator - loss                       $   (85,747) $        (127,448)
Denominator - weighted
 average number of
 share outstanding                         11,311,097      10,795,250

Loss per share                         $   (0.00)   $           (0.01)
                                                    F-8


                        NICHOLAS INVESTMENT COMPANY, INC.
                        Notes to the Financial Statements
                                December 31, 2000


NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

              e.  Provision for Taxes

At December 31, 2000, the Company had net operating loss carryforwards of approximately $300,000 that may be offset against future taxable income through 2020. The potential benefit of the loss carryovers has been offset by a valuation allowance in full against the deferred tax asset, because it is more likely than not that sufficient taxable income will be generated during the carryforward period available under tax law to utilize the deferred tax asset.

The income tax benefit differs from the amount computed at federal statutory rates of approximately 38% as follows:
                                    For the Years Ended
                                      December 31,
                                         2000        1999

Income tax benefit at statutory rate   $ 32,583    $ 48,430
Change in valuation allowance           (32,583)    (48,430)

                                       $   -       $      -

Deferred tax assets (liabilities) are comprised of the following:

                                          For the Years Ended
                                             December 31,
                                          2000           1999

Income tax benefit at statutory rate   $ 115,621    $  83,037
Change in valuation allowance           (115,621)     (83,037)

                                       $     -      $     -

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carryforwards for Federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carryforwards may be limited as to use in the future.

              f.  Long-Lived Assets

All long-lived assets are evaluated yearly for impairment including rental properties per SFAS 121. A loss is recognized when undiscounted cash flows are less than the carrying value of the asset. The impairment loss is the difference by which the carrying amount of the asset exceeds its fair value. Any impairment in value is recognized as an expense in the period when the impairment occurs.

              g.  Revenue Recognition

Revenue is recognized on an accrual basis when monthly payments are earned and due.
                                      F-9


                        NICHOLAS INVESTMENT COMPANY, INC.
                        Notes to the Financial Statements
                                December 31, 2000


NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

              h.  Stock Issuances

Currently, the Company has no established market for its common stock. Accordingly, the stock issuances are valued at the more readily determinable of the fair value of the goods or services received. The 550,000 shares of common stock issued for the conversion of related party debt were valued at $0.20 per share for total conversion of related party debt of $110,000 because that was the most recent issuance of common stock for cash. The services previously rendered to the Company were performed by related parties and major shareholders and took the form of management and general business consulting services.

              i.  Financial Instruments

Statement of Financial Accounting Standards No. 107, Disclosures About Fair Value of Financial Instruments requires disclosure of the fair value of financial instruments held by the Company. SFAS 107 defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The following methods and assumptions were used to estimate fair value:

The carrying amount of cash equivalents, accounts receivable and accounts payable approximate fair value due to their short-term nature. The notes payable are stated at fair value after giving consideration to the interest rates on the notes payable.

NOTE 3 -      PROPERTY

The Company has rental properties that the Company rents for occupant purposes. All properties have a 39.5 year life using the straight-line method of depreciation, and no salvage value. The properties and depreciation for the years ending December 31, 2000 and 1999 are as follows:

                                   Cost of
Name of Property                  Property
                                 December 31,
                                      2000

Agee Street                      $ 84,460
Manos Drive                       108,044
New Salem                          86,855
Town Center Drive                  75,282
Land                              208,914

         Total                    563,555

Less: accumulated depreciation    (24,994)

         Total Property          $538,561

                                      F-10
                        NICHOLAS INVESTMENT COMPANY, INC.
                        Notes to the Financial Statements
                                December 31, 2000

NOTE 4 -      NOTES PAYABLE
                                                December 31,
                                                    2000
Notes payable consisted of the following:

Note payable to Oakmont Mortgage Company,
 Inc., dated March 20, 1997, 8.4% variable rate
 not to be greater than 9.5%, secured by deed
 of trust, monthly principal and interest payments
 of $885, due April 1, 2027                          $119,429

Note payable to Frances A. Kirchner (a related
 party), dated December 5, 1995, bearing interest
 at 8.75%, fixed interest rate, secured by deed
 of trust, monthly principal and interest payments
 of $600.  Due December 26, 2005                       72,978

Note payable to Frances Kirchner (a related
 party), dated March 12, 1997, bearing interest
 at 7.02% fixed interest rate, secured by deed
 of trust, monthly principal and interest payments
 of $600 until paid in full                            86,328

Note payable to Old Kent Mortgage Company,
 dated November 23, 2000, bearing interest at
 7.75% fixed interest rate, secured by deed of
 trust, monthly principal and interest payments
 of $1,527 due December 1, 2030                       183,600

          Total notes payable                         462,335

Less: current portion                                  (9,242   )

          Total Long-term Debt                       $453,093

              Maturities of long-term debt are as follows:

                ears Ending December 31,

                      2001   $  9,242
                      2002      9,961
                      2003     10,736
                      2004     11,573
                      2005     12,474
2006 and thereafter           408,349

Total                        $462,335
                                 F-11


                        NICHOLAS INVESTMENT COMPANY, INC.
                        Notes to the Financial Statements
                                December 31, 2000


NOTE 5 -      GOING CONCERN

The Companys financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to complete a limited offering of its common stock. In the interim, shareholders of the Company have committed to meeting its minimal operating expenses; however, there can be no assurance that the plans of management will prove successful.






                                                                 F-12


                           NICHOLAS INVESTMENT COMPANY
                          (A Development Stage Company)

                              FINANCIAL STATEMENTS

                                December 31, 1999



                                      F-13

                                 C O N T E N T S



Independent Auditors  Report........................................... 3

Balance Sheet.......................................................... 4

Statements of Operations............................................... 5

Statements of Stockholders Equity...................................... 6

Statements of Cash Flows............................................... 7

Notes to the Financial Statements...................................... 8
















                                      F-14


                           INDEPENDENT AUDITORS REPORT


To the Board of Directors
Nicholas Investment Company, Inc.
(A Development Stage Company)
San Diego, California


We have audited the accompanying balance sheet of Nicholas Investment Company, Inc. (a development stage company), as of December 31, 1999 and the related statements of operations, stockholders equity and cash flows for the years ended December 31, 1999 and 1998 and from inception on January 22, 1998 through December 31, 1999. These financial statements are the responsibility of the Companys management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nicholas Investment Company, Inc. (a development stage company) as of December 31, 1999 and the results of its operations and its cash flows for the years ended December 31, 1999 and 1998 and from inception on January 22, 1998 through December 31, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company is a development stage company with no significant operating results to date, which raises substantial doubt about its ability to continue as a going concern. Managements plans in regard to these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of the uncertainty.


/S/ HJ & Associates, LLC
HJ & Associates, LLC
Salt Lake City, Utah
July 20, 2000



                                      F-15
   The accompanying notes are an integral part of these financial statements.



                           NICHOLAS INVESTMENT COMPANY
                          (A Development Stage Company)
                                  Balance Sheet
                                     ASSETS

                                                             December 31,
                                                                1999

CURRENT ASSETS

   Cash$                                                       15,491

     Total Current Assets                                      15,491

PROPERTY - NET (Note 3)                                       543,004

     TOTAL ASSETS                                           $ 558,495


                      LIABILITIES AND STOCKHOLDERS EQUITY

CURRENT LIABILITIES

   Accrued expenses                                         $   1,306
   Accounts payable - related party (Note 6)                  110,000
   Notes payable, current portion (Note 4)                      7,022

     Total Current Liabilities                                118,328

LONG-TERM LIABILITIES

   Notes payable - related party (Note 4)                     161,181
   Notes payable (Note 4)                                     221,790

     Total Long-Term Liabilities                              382,971

     Total Liabilities                                        501,299

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS EQUITY

   Common stock: $0.001 par value,
    authorized 100,000,000 shares;
    10,795,250 shares issued and outstanding                   10,795
   Additional paid-in capital                                  264,921
   Deficit accumulated during development stage               (218,520)

     Total Stockholders Equity                                  57,196

     TOTAL LIABILITIES AND STOCKHOLDERS EQUITY               $ 558,495


                                      F-16

                           NICHOLAS INVESTMENT COMPANY
                          (A Development Stage Company)
                            Statements of Operations
                                                                        From
                                                                    Inception on
                                                                     January 22,
                                   For the Years Ended             1998 Through
                                        December 31,                December 31,
                                         1999             1998            1999
REVENUES

   Rental revenue                  $     46,375    $     32,550    $     78,925

     Total Revenues                      46,375          32,550          78,925

OPERATING COSTS

   Amortization and depreciation          8,866           7,262          16,128
   General and administrative           132,195          94,139         226,334

     Total Operating Costs              141,061         101,401         242,462

LOSS FROM OPERATIONS                    (94,686)        (68,851)       (163,537)

OTHER EXPENSE

   Interest expense                      32,762          22,221          54,983

     Total Other Expense                 32,762          22,221          54,983

LOSS BEFORE TAXES                      (127,448)        (91,072)       (218,520)

INCOME TAX EXPENSE                            -               -               -

NET LOSS                        $     (127,448) $      (91,072) $      (218,520)

BASIC LOSS PER COMMON SHARE     $        (0.01) $        (0.01)

WEIGHTED AVERAGE NUMBER OF
 COMMON SHARES OUTSTANDING           10,795,250       8,940,570




                                      F-17


                        NICHOLAS INVESTMENT COMPANY, INC.
                          (A Development Stage Company)
                       Statements of Stockholders Equity




                                          Common Stock
                                     Shares          Amount

Inception, January 22, 1998               -   $        -

March 18, 1998 common stock
 issued at $0.02 per share for
 cash                            10,416,667       10,417

May 18, 1998 common stock
 issued at $0.20 per share for
 cash                                14,000           14

July 10, 1998 common stock
 issued at $0.20 per share for
 services                           364,583          364

Net loss from inception to
 December 31, 1998                        -            -

Balance, December 31, 1998       10,795,250       10,795

Net loss for the year ended
 December 31, 1999                        -            -

Balance, December 31, 1999       10,795,250   $   10,795





                               Additional
                                Paid in      Accumulated
                                Capital       Deficit


Inception, January 22, 1998    $         -  $        -

March 18, 1998 common stock
 issued at $0.02 per share for
 cash                              189,583           -

May 18, 1998 common stock
 issued at $0.20 per share for
 cash                                2,786           -

July 10, 1998 common stock
 issued at $0.20 per share for
 services                           72,552           -

Net loss from inception to
 December 31, 1998                       -     (91,072)

Balance, December 31, 1998         264,921     (91,072)

Net loss for the year ended
 December 31, 1999                       -    (127,448)

Balance, December 31, 1999       $ 264,921   $(218,520)















                                      F-18

                        NICHOLAS INVESTMENT COMPANY, INC.
                          (A Development Stage Company)
                            Statements of Cash Flows
                                                                        From
                                                                    Inception on
                                                                     January 22,
                                           For the Years Ended      1998 Through
                                                December 31,        December 31,
                                          1999              1998        1999

CASH FLOWS FROM OPERATING ACTIVITIES:

   Loss from operations                $    (127,448) $  (91,072) $    (218,520)
   Adjustments to reconcile net income to
    net cash used by operating activities:
     Common stock issued for services               -       72,916       72,916
     Amortization and depreciation expense      8,866        7,262       16,128
   Changes in operating assets and liabilities:
     Increase in accounts payable             105,000        5,000      110,000
     Increase in accrued expenses               1,306            -        1,306

       Net Cash (Used) by Operating Activities(12,276)      (5,894)     (18,170)

CASH FLOWS FROM INVESTING ACTIVITIES:

   Purchase of property                             -     (157,666)    (157,666)

       Net Cash (Used) by Investing Activities      -     (157,666)    (157,666)

CASH FLOWS FROM FINANCING ACTIVITIES:

   Principal payments in long-term debt        (4,146)      (7,327)     (11,473)
   Common stock issued for cash                     -      202,800      202,800

       Net Cash Provided (Used) by Financing
        Activities                             (4,146)     195,473      191,327

INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS                         (16,422)      31,913       15,491

CASH AND CASH EQUIVALENTS
 AT BEGINNING OF PERIOD                        31,913            -            -

CASH AND CASH EQUIVALENTS
 AT END OF YEAR                             $  15,491    $  31,913    $  15,491

Cash paid for:

   Interest                                 $  32,762    $  22,221    $  54,983
   Income taxes                                     -$           - $          -

Non-Cash Financing Activities:

   Real estate purchased for notes payable  $       -    $ 401,466    $ 401,466








                                      F-19

                                       44

                        NICHOLAS INVESTMENT COMPANY, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                           December 31, 1999 and 1998

NOTE 1 -       ORGANIZATION AND DESCRIPTION OF BUSINESS

On January 22, 1998, the Company was incorporated under the laws of Nevada as Nicholas Investment Company, Inc. to engage in any lawful activity as shall be appropriate under laws of the State of Nevada. Primarily, the Company is in the business of acquiring and leasing real estate. The Company is considered a development stage company as defined by SFAS #7.

The Company has authorized 100,000,000 shares of $0.001 par value common stock.
NOTE 2 -       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

               a.  Accounting Method

The Companys financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year end.

               b.  Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

               c.  Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

               d. Basic Loss Per Share

SFAS No. 128 provides for the calculation of Basic and Diluted income (loss)
per share. Basic income (loss) per share includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted income (loss) per share reflects the potential dilution of securities that could share in the earnings of an entity that were outstanding for the period. At December 31, 1999, the Company had no potentially dilutive instruments outstanding.
                       Loss          Shares      Per Share
                    (Numerator)   (Denominator)    Amount

For the year ended
 December 31, 1999   $ (127,448)   10,975,250   $  (0.01)

For the year ended
 December 31, 1998   $  (91,072)    8,940,570   $  (0.01)





F-20 NICHOLAS INVESTMENT COMPANY, INC. (A Development Stage Company) Notes to the Financial Statements December 31, 1999 and 1998


NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

              e.  Provision for Taxes

The Company accounts for income taxes using Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Under Statement 109, the liability method is used in accounting for income taxes. No income taxes have been accrued due to net operating losses incurred by the Company. The Company has net operating loss carryovers of approximately $218,000 which expire by the year 2020. The potential benefit of the loss carryovers has been offset by a valuation allowance in full against the deferred tax asset, because it is more likely than not that sufficient taxable income will be generated during the carryforward period available under tax law to utilize the deferred tax asset.

              f.  Long-Lived Assets

All long-lived assets are evaluated yearly for impairment including rental properties per SFAS 121. A loss is recognized when undiscounted cash flows are less than the carrying value of the asset. The impairment loss is the difference by which the carrying amount of the asset exceeds its fair value. Any impairment in value is recognized as an expense in the period when the impairment occurs.

              g.  Revenue Recognition

Revenue is recognized, on an accrual basis which the monthly payments are earned and due.

              h.  Stock Issuances

The Companys accounting policy for recording and measuring non-employee stock based compensation is established by SFAS No. 123 Accounting for Stock Based Compensation, and EITF 96-18. The Company records the services based on the more readily determinable value of the value of the services performed or the value of the common stock. The Company determined the measurement date was the date the common stock was issued for the services which were previously performed.

Currently, the Company has no established market for its common stock. Accordingly, the stock issuances for services are valued at the fair value of the common stock as established by previous sales of common stock for cash.

              i.  Financial Instruments

Statement of Financial Accounting Standards No. 107, Disclosures About Fair Value of Financial Instruments requires disclosure of the fair value of financial instruments held by the Company. SFAS 107 defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The following methods and assumptions were used to estimate fair value:

The carrying amount of cash equivalents, accounts receivable and accounts payable approximate fair value due to their short-term nature. The notes payable are stated at fair value after giving consideration to the interest rates on the notes payable.
                                      F-21



                        NICHOLAS INVESTMENT COMPANY, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                           December 31, 1999 and 1998


NOTE 3 -      PROPERTY

The Company has rental properties that the Company rents for occupant purposes. All properties have a 39.5 year life using the straight-line method of depreciation, and no salvage value. The properties and depreciation for the year ending December 31, 1999 are as follows:

                 Name                             Cost of
                 of Property                     Property

                Agee Street                      $  84,460
                Manos Drive                        106,589
                New Salem                           83,887
                Town Center Drive                   75,282
                Land                               208,914

                         Total                     559,132

                Less: accumulated depreciation     (16,128)


                         Total Property          $ 543,004

NOTE 4 -                                         NOTES PAYABLE
                                                                December 31,
                                                                   1999
Notes payable consisted of the following:

Note payable to Oakmont Mortgage Company, Inc., dated
 March 20, 1997, 8.4% variable rate not to be greater than
 9.5%, secured by deed of trust, monthly principal and
 interest payments of $885, due April 1, 2027                    $117,679

Note payable to Frances A. Kirchner, dated December 5,
 1995, bearing interest at 8.75%, fixed interest rate,
 secured by deed of trust, monthly principal and interest
 payments of $600.  Due December 26, 2005                          73,756

Note payable to Frances Kirchner, dated March 12, 1997,
 bearing interest at 7.02% fixed interest rate, secured by
 deed of trust, monthly principal and interest payments of
 $600 until paid in full                                           87,425

Note payable to Mission Federal Credit Union, dated July 1,
 1994, bearing interest at 4.6% variable rate not to be
 greater than 10.6%, secured by deed of trust, monthly
 principal and interest payments of $612 due July 10, 2024        111,133
          Total notes payable                                    $389,993
                                      F-22

                        NICHOLAS INVESTMENT COMPANY, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                           December 31, 1999 and 1998


NOTE 4 -      NOTES PAYABLE (Continued)
                                                               December 31,
                                                                    1999

                        Total notes payable              $         389,993

              Less: current portion                                 (7,022)

                        Total Long-term Debt             $         382,971

              Maturities of long-term debt are as follows:

                             Year Ending December 31,

                      2000   $  7,022
                      2001      7,577
                      2002      8,176
                      2003      8,823
                      2004      9,521
2005 and thereafter           348,874

Total                        $389,993

Frances A. Kirchner is a relative of President John Kirchner, she has loans payable to her as of December 31, 1999 of $73,756, bearing interest of 8.75% and $87,425, bearing interest of 7.02%.

NOTE 5 -      GOING CONCERN

The Companys financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to complete a limited offering of its common stock. In the interim, shareholders of the Company have committed to meeting its minimal operating expenses.

NOTE 6 -      SUBSEQUENT EVENT

In January and March of 2000, the Company issued 550,000 shares of common stock to related party management companies at $0.20 per share for services performed during 1999, valued at $110,000. The amount has been accrued as an accounts payable - related party. Management companies manage rental properties, keep accounting records and file public entity filings. Price per share of $0.20 is based on a previous stock for cash issuance of $0.20. No market value has been established for stock price. Therefore, the company used $0.20 to establish the fair value of the services.
                                                               PART III

ITEM     1.       Index to Exhibits

The following exhibits are filed with this Registration Statement.

Exhibit Number                    Exhibit Name

3.1      Article of Incorporation  filed by reference on April 27, 2001.
3.2      By-Laws of Registrant filed by reference on April 27, 2001.
5.1      Opinion re: legality filed by reference on April 27, 2001
10.1 Material Contract Lease New Salem Street filed by reference on April 27, 2001.
10.2     Material Contract  Manos Drive filed by reference on April 27, 2001.





                                       S-1
                                   SIGNATURES

     In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly organized.


                                       NICHOLAS INVESTMENT COMPANY , INC.
                                               (Registrant)




Date:  May 14, 2001                  By:/s/ John Kirchner
                                            John N. Kirchner
                                            President
































                                                                  S-2